Exhibit 12.1

Apollo Commercial Real Estate Finance, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	For the period September 29, 2009 (commencement of operations) to December 31, 2009(1)		For the year ended December 31, 2010	For the year ended December 31, 2011	For the year ended December 31, 2012
Fixed Charges
Interest-Expensed	$101		$10,198	$15,416	$7,753
Interest-Capitalized	$—		$3,380	$680	$597
Interest-Capitalized TALF	$256		$357	$—	$—
Preferred Stock Dividends	—		—	—	3,079
Total Fixed Charges	$358		$13,934	$16,095	$11,428
Earnings
Net Income	$(2,172)		$10,999	$25,883	$37,102
Add Back:
Fixed Charges	$358		$13,934	$16,095	$11,428
Amortization of Capitalized Interest	$2		$1,173	$1,455	$1,962
Less:
Interest Capitalized	$(256)		$(3,737)	$(680)	$(597)
Total Earnings (Loss)	$(2,069)		$22,370	$42,753	$49,896
Ratio of Earnings to Fixed Charges	(5.79x	)(2)	1.61x	2.66x	4.37x

(1)	The company was formed on June 29, 2009 and completed the initial public offering of its common stock on September 29, 2009.
(2)	The coverage deficiency for total fixed charges for this period was approximately $2,400 to arrive at a one-to-one ratio.